

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2011

Mr. John J. Haley
Chief Executive Officer
Towers Watson & Co.
875 Third Avenue
New York, NY 10022

     Re: **Towers Watson & Co.**
           Form 10-K for the Fiscal Year Ended June 30, 2010
           Forms 10-Q for the Periods Ended September 30 and December 31, 2010
           File No. 1-34594

Dear Mr. Haley:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Daniel L. Gordon
           Branch Chief